Exhibit 99.1

Innovative Social Platform MakeMeReach Obtains Premier Google Partner Badge

Signaling MakeMeReach’s official launch to the United States, recognition includes dedicated Google engineers to work alongside MakeMeReach’s technical team to accelerate platform integrations

TEL AVIV & PARIS – October 16, 2018 – Perion Network Ltd. (NASDAQ: PERI) announced today that MakeMeReach, its growing social ad tech subsidiary that empowers agencies and advertisers to fully optimize their social campaigns, received today the official Google Premier Partner Badge. This certification allows MakeMeReach to integrate Google Ads
Suite into its existing tech stack and marks the company’s official launch in the United States. This recognition also comes on the heels of MakeMeReach’s recognition as a proud partner of Facebook Marketing, Twitter and Snapchat.

Looking towards 2019 and beyond, the certification from Google represents a major expansion in strategy and vision for MakeMeReach; advertisers will now gain a broader, more fully-informed perspective on the online journeys of today’s digital consumers.

MakeMeReach now lets clients unite the power of social and search advertising into one platform—with the strategic goal of maximizing cross-channel campaign performances.  This unified platform is advanced through the deep partnership between MakeMeReach and its sister company, Undertone, Perion’s platform for synchronized cross-platform digital branding.

Undertone’s integration of singularly effective creative advertising and AI-driven media have made it an essential partner for the world’s most prominent brands and advertisers. As the larger digital advertising ecosystem continues to evolve and innovate, the integration between MakeMeReach and Google, as well as Undertone’s membership in the Coalition for Better Ads, are important towards fostering a more transparent and trusted advertising environment.

“Consumers’ online buying habits and buying journeys are complex and interdependent, no longer attributable to a single ad impression. They must be understood in terms of a succession of touchpoints and complementary messages distributed across social networks and other channels—of which Google is the leader,” said Pierre-Lou Dominjon, President of MakeMeReach “We recognize that advertisers must understand the impact of their ads within their overall strategy and can no longer afford to analyze and optimize online ad campaigns in silos. This integration of Google will help give them the tools and insights they need on both social and search advertising channels.”

About MakeMeReach
Founded in 2009 and acquired by Perion Network Ltd. (NASDAQ: PERI) in 2015, MakeMeReach is a growing social ad tech company empowering agencies and advertisers to elevate and evaluate their campaigns on Facebook, Twitter, Instagram, Snapchat and Google at scale.
Learn more at www.makemereach.com.

About Undertone
Undertone, a subsidiary of Perion Network Ltd. (NASDAQ: PERI), sits at the intersection  of creative, data, and distribution, delivering award-winning creative experiences for the world’s leading brands. Through its synchronized digital branding solution, Undertone delivers cohesive stories that reach consumers across the most important touchpoints, screens, and platforms. Undertone’s solution eliminates fragmentation and ensures brand messaging is synchronized and perfectly aligned with campaign KPIs—always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

About Perion Network Ltd.
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform.
More information about Perion may be found at www.perion.com.  Follow Perion on Twitter @perionnetwork.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.
Contact Information:

Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000 Investors@perion.com

Source: Perion Network Ltd.